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                               October 6, 2022

       Zvi Schreiber
       Chief Executive Officer
       Freightos Ltd
       HaPo   el 1
       Derech Agudat Sport HaPo   el
       Jerusalem, Israel 9695102

                                                        Re: Freightos Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
9, 2022
                                                            CIK No. 0001927719

       Dear Zvi Schreiber:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted September 9, 2022

       Questions and Answers About the Business Combination and the Extraordinary General Meeting
       Q: How do I exercise my redemption rights?, page 8

   1. Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the
extent they will be able to retain their warrants, please quantify the value of the warrants,
based on recent trading prices, that may be retained by redeeming stockholders assuming
maximum redemptions and identify any material results risks. We note your disclosure on
page 8 that the holders of Gesher Warrants have no redemption rights with respect to
such securities.
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany
October    NameFreightos Ltd
        6, 2022
October
Page 2 6, 2022 Page 2
FirstName LastName
Q: What happens if the Business Combination is not consummated?, page 10

2.       We note that the sponsor and Gesher   s officers and directors have
waived their
         redemption rights with respect to their units and founder shares, respectively. Please describe any consideration provided in exchange for this agreement. The Sponsor, Gesher's directors and officers, Freightos or their respective affiliates may elect to purchase shares, page 68

3.       We note the disclosure that the Sponsor, Gesher   s directors and
officers, Freightos or their
         respective affiliates, may purchase Public Shares in privately negotiated transactions or in the open market prior to the extraordinary meeting, although they are under no obligation to do so. You further state that the purpose of the share purchases and other transactions would be to increase the likelihood that the proposals to be voted upon at the extraordinary meeting are approved by the requisite number of votes and reduce the number of redeemed shares. Please provide your analysis on how such purchases comply with Rule 14e-5.
4. We note the disclosure that "at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information),
         the Sponsor, Gesher   s directors and officers, Freightos or their
respective affiliates may
         enter into transactions with investors and others to provide them with incentives to acquire
         Public Shares" or "vote their Public Shares in favor of our initial business combination." Please provide us with your analysis as to how these purchases comply with Rule 14e-5.
Background of the Business Combination, page 92

5. Please expand your disclosure to clarify what you mean by Gesher's evaluation of opportunities "with a high internal rate of return use case for a $50 million to $150 million capital infusion."
6. You disclose that on December 17, 2021, Gesher sent Freightos a non-binding letter of intent for a potential business combination transaction with a proposed pro forma enterprise valuation for Freightos between $300 million and $600 million. Please revise your disclosure to summarize how Gesher arrived at this enterprise valuation. Your disclosure should summarize the valuation methods that were utilized and how the analyses were applied to determine Freightos' enterprise valuation. In addition, please disclose the basis for Freightos' revised LOI on December 30, 2021 which included a revised pro forma valuation range between $450 million and $600 million. Please also revise to discuss the factors and reasons considered during the May 2022 discussions between Gesher and Freightos that ultimately lead the parties to agree to a pre-money equity value of Freightos of $390 million.
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany
October    NameFreightos Ltd
        6, 2022
October
Page 3 6, 2022 Page 3
FirstName LastName
Discounted Cash Flow Analysis, page 108

7. With respect to the Discounted Cash Flow analysis, provide disclosure explaining how the discount rate range of 30% to 40% were determined and deemed to be appropriate by Houlihan Lokey.
Certain Financial Projections Provided to the Gesher Board, page 109

8. We note your estimated revenue projections of $21.1 million, $39.5 million, $80.3, and
         $169.6 million in fiscal years 2022, 2023, 2024 and 2025,
respectively.
         Please address the following:

                Revise to explain the basis for your revenue growth assumptions, and explain how your projections are representative of your current business operations and future plans, given that you generated only $11.1 million in revenue in the fiscal year ended
              December 31, 2021 as reported on page F-5.
                Additionally, revise to disclose the average term of your SaaS subscriptions, the historical renewal rate of these subscriptions, and the expected growth in revenue from new customers purchasing SaaS subscriptions and transacting on your
              Platform.
                Revise to disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies.
                Tell us whether customer acquisition costs associated with projected growth in your business are included in your projections and how such costs were determined.
                Tell us whether alternative    cases    or    sets    of
projections were prepared. If so, tell
              us how you considered disclosing these alternative projections and related assumptions used in their preparation.
Material Assumptions Underlying the Financial Projections, page 111

9. Expand the disclosures here to provide additional details to describe the material assumptions for the projected significant and consistent revenue growth and quantify, as appropriate, these assumptions, include the factors underlying these assumptions. Also describe the factors or contingencies considered that would affect such growth ultimately materializing. In this regard, please address the following:

                You state that one of your assumptions underlying the projections is that additional service providers, primarily airlines, and secondarily container ocean liners, offering their freight capacity and receive bookings through the Freightos Platform, with new carriers will join at a quarterly rate similar to the rates in recent quarters. Revise to disclose the recent quarterly rates that you refer to here. This comment applies to your assumption regarding the additional freight forwarders adopting the Freightos
              Platform as well.
                Describe the timeframe for the assumption of the "accelerated" adoption of the
              Freightos Platform "by small and large importers/exporters as the Freightos Platform
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany
October    NameFreightos Ltd
        6, 2022
October
Page 4 6, 2022 Page 4
FirstName LastName
              becomes more mature and as Freightos makes additional investments in sales and marketing."
                Revise to explain the disclosure, "Certain assumptions related to the mix of transactions on the Freightos Platform, as some types of transactions, such as bookings by SMB importers/exporters, having a higher revenue take rate."
                Explain the assumption that carriers will continue to pay a "reasonable fee" to receive bookings. Disclose whether you assume that fees remain constant. The Business Combination Agreement and Ancillary Documents
Ancillary Documents, page 131

10. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please update your disclosures and highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if
         Gesher's sponsors, directors, officers or their affiliates will participate in the private placement.
Freightos' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-IFRS Financial Measures,, page 181

11. We note your non-IFRS financial measure, EBITDA, includes adjustments for items other than those typically included in EBITDA. Revise your disclosure to label your non-IFRS measure as Adjusted EBITDA.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 185

12. We note your statement that the historical financial information for Gesher for the year
         ended December 31, 2021 is derived from the combination of Gesher   s
historical financial
         information for the period from February 23, 2021 (inception) through September 30,
         2021 and the interim period ended December 31, 2021. Please disclose the adjustments made to the Gesher historical financial statements to arrive at the historical amounts presented in the pro forma financial information, either in separate pro forma financial statements or in the notes to the pro forma financial information. Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 190

13.      Please revise to present the Gesher historical information and the
Gesher IFRS
         Conversion and Presentation Alignment columns side-by-side and provide a column showing Gesher Pro Forma as Adjusted before the Transaction Accounting Adjustments.
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany
October    NameFreightos Ltd
        6, 2022
October
Page 5 6, 2022 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Statements of Operations, page 192

14. Please revise to present the historical financial statement information for 9T Technologies and Clearit in separate columns or provide the separate financial information for each business and show the combination of those amounts in the notes to your pro forma financial information. Please also ensure that you disclose the amounts of the adjustments separately for each acquired business either in different columns or in the notes to your pro forma financial information.
Unaudited Historical Comparative and Pro Forma Combined Comparative Per Share Data of
Gesher and Freightos, page 199

15. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.
Certain Material U.S. Federal Income Tax Considerations, page 216

16. We note that you indicate that there are significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code that the acquiring corporation must continue, either directly or indirectly through certain related
         entities, either a significant line of the acquired corporation   s
historic business or use a
         significant portion of the acquired corporation   s historic business
assets in a business.
         Please revise to describe what those significant legal and factual uncertainties are.
17. We note your disclosure on page 218 indicating that certain additional transactions are part of a plan that qualifies for tax-deferred treatment as an exchange described in
         Section 351 of the Code. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. If there is uncertainty regarding the tax treatment of the
         business combination, counsel   s opinion should discuss the degree of
uncertainty.
18. You disclose at page 218 that the parties to the Business Combination Agreement intend
         for the Business Combination to qualify as a    reorganization
within the meaning of
         Section 368(a) of the Internal Revenue Code of 1986, as amended, and that if the Business
         Combination qualifies as a reorganization, U.S. Holders will generally not recognize gain or loss as a result of the Business Combination. Please revise to clarify the tax
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany
October    NameFreightos Ltd
        6, 2022
October
Page 6 6, 2022 Page 6
FirstName LastName
         consequences of the transaction. Refer to Item 4(a)(6) of Form F-4. Additionally, you
         indicate on the Exhibits Index that an opinion will be provided from tax counsel. Please clarify to us if exhibit 8.1 is intended to be a short-form opinion. If it is intended to be a short-form opinion, please clarify in the prospectus and exhibit to state clearly that the disclosure in the tax considerations section of the prospectus is the opinion of the named counsel.
Experts, page 253

19. Please disclose the information required by Item 7.C. of Form 20-F regarding reliance on the experts who performed the audits of the financial statements of 9T Technologies LLC and Clearit Customs Services, Inc.
General, page F-1

20. Please update the financial statements and other financial information included in the filing in accordance with Item 8A of Form 20-F.
21. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Consolidated Financial Statements of Freightos Limited
Note 16: - Equity, page F-36

22. Revise to disclose the conversion terms applicable to each of your various classes of preferred shares.
Note 24: - Events After The Reporting Date, page F-44

23. It appears Clearit Customs Services, Inc. (Clearit) was significant enough to trigger the requirement to provide the historical financial statements required by Rule 3-05 of
         Regulation S-X. Additionally, we note you disclose on page 186 that
Clearit   s financial
         statements are included in the proxy statement/prospectus. However, we were unable to locate such financial statements in the filing. Please revise to provide the financial
 Zvi Schreiber
Freightos Ltd
October 6, 2022
Page 7
      statements of Clearit.
        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or
Robert
Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at 202-
551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameZvi Schreiber
                                                           Division of
Corporation Finance
Comapany NameFreightos Ltd
                                                           Office of Energy &
Transportation
October 6, 2022 Page 7
cc:       Stephen Alicanti
FirstName LastName